Report of Independent Auditors


The Shareholders and Board of Directors
Latshaw Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of Latshaw Enterprises, Inc. and subsidiaries (the Company) as of
November 2, 1996 and October 28, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended November 2, 1996. Our audits also included the financial statement schedules listed in the Index at Item 14(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Latshaw Enterprises, Inc. and subsidiaries at November 2, 1996 and October 28, 1995, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended November 2, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.


                                        /s/Ernst & Young LLP
                                        Ernst & Young LLP

December 11, 1996, except for
 Note 10, as to which the date
 is December 14, 1996

                 Latshaw Enterprises, Inc. and Subsidiaries

                        Consolidated Balance Sheets

                                             November 2,      October 28,
                                               1996              1995
                                                   (In Thousands)
Assets
Current assets:
 Cash and cash equivalents                   $   240          $   319
 Marketable equity securities
  (Notes 3 and 6)                                591              450
 Accounts and notes receivable,
  less allowance for doubtful
  accounts of $162,000 in 1996
  and $121,000 in 1995 (Note 3)                7,952            6,787
 Inventories (Notes 2 and 3)                   7,767            8,056
 Refundable income taxes                           -              116
 Deferred income taxes (Note 5)                  784              691
 Prepaid expenses                                474              399
Total current assets                          17,808           16,818

Property, plant and equipment (Note 3):
 Land                                            166              166
 Buildings and improvements                    4,182            4,028
 Machinery and equipment                      14,122           12,770
 Transportation equipment                         70               51
 Furniture and fixtures                        2,324            2,167
                                              20,864           19,182
 Less accumulated depreciation
  and amortization                           (13,487)         (12,107)
                                               7,377            7,075
Noncompete agreement, less
 accumulated amortization
 of $129,000 in 1996 and
 $18,000 in 1995 (Note 9)                        426              537

Other assets                                     220              218
                                             $25,831          $24,648

                                              November 2,      October 28,
                                                 1996             1995
                                                     (In Thousands)

Liabilities and shareholders' equity
Current liabilities:
 Notes payable (Note 3)                     $ 2,072          $ 3,470
 Accounts payable                             2,756            2,107
 Customer deposits                               68              166
 Income taxes payable                            54                -
 Accrued expenses:
  Salaries, wages and commissions               569              587
  Vacation                                      486              435
  Deferred compensation                         137              138
  Insurance                                     312              251
  Property taxes                                188              171
  Other                                         355              338
 Current portion of long-term
  debt (Note 3)                                  57               53
 Current portion of noncompete
  obligation (Note 9)                           111              111
Total current liabilities                     7,165            7,827

Long-term debt, less current
 portion (Note 3)                             2,717            2,774
Noncompete obligation, less
 current portion (Note 9)                       222              333
Pensions and deferred compensation
 (Note 4)                                     1,645            1,621
Postretirement benefit obligation
 (Note 4)                                       243              266
Deferred income taxes (Note 5)                  257              238
Shareholders' equity
 (Notes 3, 6, 7 and 10):
 Preferred stock, no par value:
  Authorized shares - 500,000,
   none issued                                    -                -
 Common stock, $100 par value:
  Authorized shares - 30,000
  Issued shares - 20,043                      2,004            2,004
 Class C common stock, $2 par value:
  Authorized shares - 1,000,000,
  none issued                                     -                -
 Additional paid-in capital                   4,899            4,899
 Unrealized gains on marketable
  equity securities                             112               22
 Retained earnings                           16,904           14,965
                                             23,919           21,890
 Less cost of common stock held
  in treasury, 10,113 shares
  in 1996 and 10,004 shares
  in 1995                                   (10,337)         (10,301)
                                             13,582           11,589
                                            $25,831          $24,648

See accompanying notes.

                 Latshaw Enterprises, Inc. and Subsidiaries

                      Consolidated Statements of Income

                                                 Year ended
                                    November 2,  October 28,  October 29,
                                       1996         1995         1994
                                    (In Thousands, Except Per Share Data)

Net sales                           $44,407      $41,102      $38,732
Cost of sales                        34,376       32,146       29,230
Gross profit                         10,031        8,956        9,502

Selling, general and
 administrative expenses              6,899        6,474        6,795
Interest expense                        513          523          361
Interest income                         (14)         (15)         (16)
Loss on sale of marketable
 equity securities                        -            -          997
Unrealized gain on marketable
 equity securities                        -            -         (712)
Gain on sale of other
 investments                           (189)           -            -
Other - net                            (111)        (160)          13
Income before income taxes            2,933        2,134        2,064

Income tax provision (Note 5)           994          805          871
Net Income                            1,939        1,329        1,193


                  Latshaw Enterprises, Inc. and Subsidiaries

                  Consolidated Statements of Income (continued)


                                                 Year ended
                                    November 2,  October 28,  October 29,
                                      1996          1995         1994
                                    (In Thousands, Except Per Share Data)
Net income per common and common
 equivalent share (Note 10):
  Primary:                          $187.92        $128.80      $115.62

  Fully diluted:                    $102.43        $ 72.72      $ 64.38


Common and common equivalent
 shares outstanding (Note 10):
  Primary                            10,318         10,318       10,245

  Fully diluted                      20,404         20,324       20,287

See accompanying notes.

                Latshaw Enterprises, Inc. and Subsidiaries

               Consolidated Statements of Shareholders' Equity

                                        Unrealized
                                        Gains on                       Total
                            Additional  Marketable                     Share-
                   Common   Paid-In     Equity     Retained  Treasury  holders'
                   Stock    Capital     Securities Earnings  Stock     Equity
                                  (In Thousands)

Balance at
 October 30,
  1993             $2,004   $5,101      $    -     $12,443  $(10,567) $ 8,981
   Net income           -        -           -       1,193         -    1,193
   Purchase of
    77 shares
    of
    common stock        -        -           -           -       (28)     (28)
   Contribution
    of 141
    shares of
    common stock
    (at market)
    to Employee
    Stock
    Ownership
    Trust               -      (86)          -           -       146       60
Balance at October
 29, 1994           2,004    5,105           -      13,636   (10,449)  10,206
 Adjustment to
  beginning
  balance for
  change in
  accounting
  method, net
  of income
  taxes
  of $5,000             -        -           9           -        -        9
 Change in
  unrealized
  gains, net
  of income
  taxes
  of $8,000             -        -          13           -        -       13
 Net income             -        -           -       1,329        -    1,329
 Purchase of 74
  shares of common
  stock                 -        -           -           -      (28)     (28)
 Contribution of
  171 shares of
  common stock
  (at market) to
  Employee Stock
  Ownership Trust       -     (116)          -           -      176       60


Balance at October
 28, 1995           2,004    4,899          22      14,965  (10,301)  11,589
 Net income             -        -           -       1,939        -    1,939
 Purchase of 109
  shares of common
  stock                 -        -           -           -      (36)     (36)
 Change in
  unrealized gains,
  net of income
  taxes of $51,000      -        -          90           -        -       90
Balance at November
 2, 1996           $2,004   $4,899        $112     $16,904 $(10,337) $13,582

See accompanying notes.

                   Latshaw Enterprises, Inc. and Subsidiaries

                      Consolidated Statements of Cash Flows

                                                   Year ended
                                       November 2,  October 28,  October 29,
                                          1996         1995         1994
                                                 (In Thousands)
Operating activities
Net income                             $1,939       $1,329       $1,193
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
  Depreciation                          1,770        1,552        1,373
  Amortization                            128           18           22
  Pensions and
   deferred compensation                   23           28          (49)
  Gain on sale of property, plant
   and equipment                            _          (20)          (1)
  Gain on sale of other
   investments                           (189)           -            -
  Loss on sale of marketable
   equity securities                        -            -          997
  Unrealized gain on marketable
   equity securities                        -            -         (712)
  Contribution to Employee Stock
   Ownership Trust funded through
   issuance of treasury stock               -           60           60
  Provision for losses on accounts
   receivable                              72           67           31
  Deferred income taxes                  (125)          25          145
  Postretirement benefits                 (23)         (22)         (39)
  Changes in operating assets and
   liabilities affecting cash and
   cash equivalents:
    Accounts and notes receivable      (1,237)        (723)      (1,015)
    Inventories                           289         (169)      (1,282)
    Refundable income taxes               116         (116)         138
    Prepaid expenses                      273          329          106
    Accounts payable                      649         (836)         474
    Customer deposits                     (98)          56           78
    Income taxes payable                   54            -            3
    Accrued expenses                      128           98          416
Net cash provided by operating
 activities                             3,769        1,676        1,938

                   Latshaw Enterprises, Inc. and Subsidiaries

                 Consolidated Statements of Cash Flows (continued)

                                                   Year ended
                                       November 2,  October 28,  October 29,
                                          1996         1995         1994
                                                 (In Thousands)
Investing activities
Proceeds from sale of marketable
 equity securities                     $      -     $      -     $    158
Purchases of property, plant
 and equipment                           (2,072)      (1,916)      (1,919)
Proceeds from sale of
 other investments                          216            -            -
Proceeds from sale of property,
 plant and equipment                          -           24           39
Acquisition of assets of
 I.H. Molding, Inc. and
 Coast Wire and Plastic Tech,
 Inc. (Note 9)                                -         (637)        (690)
Other                                       (46)          17           56
Net cash used in investing
 activities                              (1,902)      (2,512)      (2,356)

Financing activities
Proceeds from issuance of
 notes payable                            2,125        3,692        2,885
Principal payments on notes
 payable and noncompete
 obligations                             (3,982)      (2,644)      (2,296)
Proceeds from issuance of
 long-term debt                               -            -          410
Principal payments of
 long-term debt                             (53)         (49)        (543)
Purchases of treasury stock                 (36)         (28)         (28)
Net cash provided by (used in)
 financing activities                    (1,946)         971          428
Increase (decrease) in cash and
 cash equivalents                           (79)         135           10
Cash and cash equivalents at
 beginning of year                          319          184          174
Cash and cash equivalents at
 end of year                            $   240      $   319      $   184

See accompanying notes.

                 Latshaw Enterprises, Inc. and Subsidiaries

                  Notes to Consolidated Financial Statements

                                 November 2, 1996

1.  Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Latshaw Enterprises, Inc. (the Company); its wholly-owned subsidiaries, Wescon Products Company (Wescon) and Coast Wire & Plastic Tech, Inc. (Coast Wire); its 80%-owned subsidiary, Helton Incorporated (formerly Helton and Helton Sales); and Wescon's wholly-owned subsidiary, I.H. Molding, Inc. (I.H. Molding). All intercompany accounts, transactions and profits have been eliminated.

Marketable Equity Securities

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." During 1995, the Company adopted the provisions of the new standard for investments held as of or acquired after October 30, 1994. In accordance with SFAS No. 115, prior period financial statements were not restated to reflect the change in accounting principle.

Under SFAS No. 115, marketable equity securities held by the Company are classified as available-for-sale. Available-for-sale securities are carried at fair market value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities, if any, are included in the consolidated statements of income. The cost of securities sold is based on the specific identification method. The balance of shareholders' equity as of October 30, 1994 was increased by $9,000 (net of $5,000 in deferred income taxes) to reflect the net unrealized holding gains on securities classified as available-for-sale previously carried at the lower of aggregate cost or market value.

Inventories

Inventories are stated at the lower of cost using the last-in, first-out
(LIFO) method or market. Inventories of approximately $346,000 and $430,000 as of November 2, 1996 and October 28, 1995, respectively, at the Helton Incorporated subsidiary, and $204,000 and $98,000 as of November 2, 1996 and October 28, 1995, respectively, at the I.H. Molding subsidiary are stated at the lower of cost, using the first-in, first-out (FIFO) method, or market.

                Latshaw Enterprises, Inc. and Subsidiaries

1.  Significant Accounting Policies (continued)

Property, Plant and Equipment

Property, plant and equipment are stated on the basis of cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method for financial reporting purposes and primarily accelerated methods for income tax purposes.

Income Taxes

Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," is used in accounting for income taxes, whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Net Income Per Share

The computation of primary earnings per common and common equivalent share is based on the weighted average number of outstanding common shares and additional shares assuming the exercise of dilutive stock options.
The computation of fully diluted earnings per share further assumes conversion of the variable interest rate convertible debentures. See Note 10 regarding the reverse stock split approved by the Board of Directors in December 1996.

Credit Concentrations

The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company grants extended credit terms of up to 120 days to approved customers with established credit histories. The Company establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends and other information.

The Company's cash and cash equivalents are placed in high quality, major, domestic banks which limit the amount of credit exposure.

                 Latshaw Enterprises, Inc. and Subsidiaries

1.  Significant Accounting Policies (continued)

Cash Equivalents

The Company considers all short-term, highly liquid investments purchased with maturities of three months or less to be cash equivalents.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Financial Instrument

The carrying value of the Company's financial instruments, including cash and cash equivalents, accounts and notes receivable, notes payable, accounts payable and long-term debt, approximates their fair market value.

Advertising

The Company expenses advertising costs as incurred. Advertising expense charged to operations amounted to approximately $316,000, $218,000 and $348,000 in 1996, 1995 and 1994, respectively.

Reclassifications

Certain amounts in the 1995 and 1994 consolidated financial statements and accompanying notes have been reclassified to conform with the 1996 presentation.

                Latshaw Enterprises, Inc. and Subsidiaries

2.  Inventories

Inventories consist of the following:

                                     November 2,       October 28,
                                        1996              1995
                                           (In Thousands)

    Raw materials                    $5,495            $5,829
    Work-in-process and
     finished goods                   2,236             2,183
                                      7,731             8,012
    Adjustment to LIFO cost              36                44
                                     $7,767            $8,056

3.  Notes Payable and Long-Term Debt

Long-term debt consists of the following:

                                     November 2,       October 28,
                                        1996              1995
                                           (In Thousands)
Variable interest rate convertible
 debentures, interest payable
 semiannually at prime plus 1%, due
 November 8, 2022                    $2,500            $2,500

Mortgage note payable in monthly
 installments of $6,292, including
 interest at 7.5%, due January 2001     274               327
                                      2,774             2,827
Less current portion                     57                53
                                     $2,717            $2,774

The prime rate at November 2, 1996 was 8.25%. The mortgage note payable is collateralized by a real estate mortgage on a building with an approximate carrying value of $542,000 at November 2, 1996. The aggregate principal amounts of long-term debt maturing in the next five fiscal years are as follows: 1997 - $57,000; 1998 - $61,000; 1999 - $66,000; 2000 - $71,000;
and 2001 - $19,000.

                Latshaw Enterprises, Inc. and Subsidiaries

3.  Notes Payable and Long-Term Debt (continued)

On or after January 1, 1995, the variable interest rate convertible debentures are redeemable at the option of the Company, in whole or in part, at redemption prices declining from 105% of their principal amount. The debentures are convertible at any time prior to maturity, unless previously redeemed, into the Company's common stock at a conversion price of $5 per share.

At November 2, 1996, the Company, through its subsidiary, Wescon, has an unused line of credit for short-term bank borrowings of $5,200,000 remaining of the $7,000,000 available, providing for interest at prime. This line of credit is collateralized by equipment, real estate, marketable equity securities, inventories and accounts receivable. The line of credit agreement limits cash dividends, loans or other cash transfers from Wescon to the Company. At November 2, 1996, restricted net assets of Wescon were approximately $23,842,000. The Company, through its subsidiary, Helton Incorporated, also has outstanding borrowings of $25,000 at November 2, 1996 on a $350,000 bank line of credit, with interest at prime plus 1.25%. The line of credit is collateralized by inventory and accounts receivable of Helton Incorporated. The weighted average interest rate on these line of credit agreements was 8.5% and 9.2% in 1996 and 1995, respectively.

The Company finances certain property, liability, workers' compensation, and officer and director insurance premiums and has issued notes payable totaling $348,000 and $323,000 during 1996 and 1995, respectively, under which payments are due monthly in the following year. At November 2, 1996 and October 28, 1995, the outstanding balance under these notes payable amounted to $247,000 and $245,000, respectively. The weighted average interest rate on these notes payable was 10.6% and 8.4% in 1996 and 1995, respectively.

Interest payments on notes payable and long-term debt were $498,000, $493,000 and $335,000 in 1996, 1995 and 1994, respectively.

         Latshaw Enterprises, Inc. and Subsidiaries

4.  Employee Compensation and Benefits

The Company and its subsidiaries have two defined benefit pension plans (Retirement Income Plan and Hourly Plan) covering substantially all employees. The benefits are based on years of service.

The Company's funding policy is to contribute each year the net periodic pension cost as determined according to SFAS No. 87, "Employers' Accounting for Pensions." However, the contribution for any year will not be less than the minimum required contribution nor greater than the maximum tax deductible contribution.

A summary of the net periodic pension cost for the defined benefit plans follows:

                                     1996            1995           1994
                                                (In Thousands)

Service cost - benefits earned
 during the period                   $ 151           $ 126          $ 135
Interest cost on projected
 benefit obligation                    438             434            406
Actual return on plan assets          (468)           (471)          (413)
Net amortization and deferral          (53)            (97)           (36)
                                     $  68           $  (8)         $  92

Assumptions used in accounting for the defined benefit plans were as follows:

                                     1996            1995           1994

Weighted average discount rate       7.75%           7.50%           8.25%
Rates of increase in compensation
 levels                              5.0%            5.0%            5.0%
Expected long-term rate of return
 on assets                           9.0%            9.0%            8.0%

The effect of changing certain assumptions in 1996 and 1995, as described above, was not material.

The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at November 2, 1996 and October 28, 1995 for the Company's defined benefit pension plans.

                Latshaw Enterprises, Inc. and Subsidiaries

4.  Employee Compensation and Benefits (continued)

Actuarial present value of benefit obligations information is as follows:

                        November 2, 1996                  October 28, 1995
                    Retirement                         Retirement
                      Income       Hourly                Income        Hourly
                       Plan         Plan                  Plan          Plan
                                          (In Thousands)
Vested benefit
 obligation         $ 4,398        $1,269              $ 4,168         $1,180

Accumulated benefit
 obligation         $ 4,495        $1,269              $ 4,256         $1,200
Plan assets at fair
 value              $ 3,596        $1,711              $ 3,757         $1,653
Projected benefit
 obligation           5,030         1,293                4,736          1,200
Projected benefit
 obligation less
 (more) than plan
 assets              (1,434)          418                 (979)           453
Unrecognized net
 (gain) loss            292            21                  (27)           (36)
Unrecognized
 transition net
 asset, net of
 amortization           (76)         (196)                 (89)          (229)
Net pension asset
 (liability)
 recognized in the
 consolidated
 balance sheet      $(1,218)       $  243              $(1,095)       $   188

At November 2, 1996, approximately 45% of the plans' assets were invested in U.S. Government securities and 55% were invested in Separate Pooled Fund Accounts of the plans' trustee.

The Company has an Employee Stock Ownership Trust covering substantially all employees. Company contributions are charged to expense when approved annually by the Board of Directors. In 1996, the Company elected to discontinue contributions to the Employee Stock Ownership Trust. In 1995 and 1994, the Company made a $60,000 contribution to the Employee Stock Ownership Trust which was funded by the issuance of 171 and 141 shares of the Company's treasury stock in 1995 and 1994, respectively.

         Latshaw Enterprises, Inc. and Subsidiaries

4.  Employee Compensation and Benefits (continued)

Additionally, the Company has a defined contribution 401(k) plan which covers substantially all employees. The Company contributes a specified percentage of each participant's annual compensation up to certain limits as defined in the plan. For fiscal years 1996, 1995 and 1994, the Company recorded expense related to the plan of approximately $181,000, $138,000 and $133,000, respectively.

The Company has supplemental retirement agreements with certain former officers under which $93,000, $172,000 and $124,000 of related expenses have been recognized in 1996, 1995 and 1994, respectively. In accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the Company recognizes the projected future cost of retiree health and life insurance as an expense as employees render service instead of when the benefits are paid.

5.  Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
Significant components of the Company's deferred tax assets and liabilities as of November 2, 1996 and October 28, 1995, are as follows:

                                               1996             1995
                                                   (In Thousands)
Deferred tax assets:
 Capital loss carryforward on
  marketable equity securities                 $1,324           $1,398
 Pension and deferred compensation
  accrual                                         695              697
 Vacation accrual                                 189              170
 Postretirement benefit obligation                 95              104
 Workers' compensation accrual                    122               98
 Other - net                                      158              149
 Total deferred tax assets                      2,583            2,616

Deferred tax liabilities:
 Depreciation                                    (373)            (379)
 Tooling amortization                            (278)            (249)
 Prepaid insurance                               (120)            (120)
 Other - net                                      (30)             (30)
Total deferred tax liabilities                   (801)            (778)
                                                1,782            1,838
Valuation allowance for deferred tax
 assets                                        (1,255)          (1,385)
Net deferred tax assets                       $   527          $   453

             Latshaw Enterprises, Inc. and Subsidiaries

5.  Income Taxes (continued)

The income tax provision (benefit) consists of the following:

                                  1996             1995             1994
                                              (In Thousands)
Current:
 Federal                          $  942           $650             $661
 State                               177            130               65
 Total current                     1,119            780              726
Deferred:
 Federal                            (106)            22              130
 State                               (19)             3               15
Total deferred                      (125)            25              145
                                  $  994           $805             $871

A reconciliation of the income tax provision to the amounts computed at the federal statutory rate is as follows:

                                  1996             1995            1994
                                             (In Thousands)

Provision at statutory rate       $997            $726            $702
State income taxes, net of
 federal tax benefit               104              88              53
Change in valuation reserve       (130)            (13)            238
Contribution of qualified use
 property                            -               -             (43)
Other                               23               4             (79)
                                  $994             805            $871

The change in valuation reserve, and the resulting lower effective income tax rate, for the year ended November 2, 1996, is principally attributable to the effect of capital loss carryforwards utilized in 1996 to offset capital gains incurred from the sale of marketable equity securities, and unrealized capital gains on marketable equity securities recorded in 1996. At November 2, 1996, the Company had capital loss carryforwards of $3,395,000 of which $2,398,000 expires in 1997 and $997,000 expires in 1998.

The change in the valuation reserve for the year ended October 29, 1994 is principally attributable to the effect of increased capital loss carryforwards resulting from the sale of marketable equity securities in 1994, net of the $712,000 reduction of cumulative unrealized capital losses on marketable equity securities, on which valuation reserves were previously provided.

           Latshaw Enterprises, Inc. and Subsidiaries

5.  Income Taxes (continued)

Income tax payments were $950,000, $892,000 and $725,000 in 1996, 1995 and
1994, respectively. In addition, the Company received income tax refunds of $140,000 in 1994.

6.  Marketable Equity Securities

The following is a summary of available-for-sale marketable equity securities:

                                       November 2,     October 28,
                                         1996              1995
                                             (In Thousands)
         Cost                          $415            $415
         Gross unrealized gains         176              35
         Estimated fair value          $591             450


7.  Stock Options

The Company has a stock benefit plan that provides for the purchase of the Company's stock by key employees at the fair market value of the shares at the date of grant. Shareholders approved the employee stock benefit plan in fiscal 1988, and 1,200 common shares were reserved for stock options. The terms of options are determined at the discretion of the Compensation Committee of the Board of Directors, except that no option shall be fully or partially exercisable less than one year or more than 10 years after the date of grant. Options currently granted become exercisable in increasing amounts on each anniversary date of the grant over the four years following the date of grant.

               Latshaw Enterprises, Inc. and Subsidiaries

7.  Stock Options (continued)

Under the stock benefit plan, options to purchase 300 shares of common stock at $750 per share and 900 shares at $250 per share were outstanding at October 29, 1994. During 1995, the options to purchase 300 shares at $750 per share expired. There has been no additional stock option activity in 1995 or 1996. Options to purchase 900 shares remain outstanding at November 2, 1996, of which options to purchase 540 shares are exercisable.

8.  Commitments and Contingencies

The Company has entered into noncancelable operating leases for office, manufacturing and warehouse space, automobiles and certain equipment. The remaining commitments for future minimum lease payments under these leases (in thousands) are as follows:

                     1997              $  456
                     1998                 420
                     1999                 357
                     2000                 302
                     2001                 301
                     Thereafter            50
                                       $1,886

Total rent expense during fiscal 1996, 1995 and 1994 was $357,000, $304,000 and $262,000, respectively.

At November 2, 1996, the Company is contingently liable for letters of credit outstanding totaling $1,415,181, which guarantee various trade and insurance activities.

               Latshaw Enterprises, Inc. and Subsidiaries

8.  Commitments and Contingencies (continued)

The Company has been identified as a potentially responsible party by the United States Environmental Protection Agency (EPA) concerning the disposal of hazardous substances at the Doepke-Holliday Super Fund Site (the Site) in Johnson County, Kansas. The EPA informed the Company that it had information indicating that wastes from the Company were disposed at the Site.

On April 1, 1994, the EPA sent a draft consent decree indicating a desire to negotiate a remedial action. The EPA has released an estimate of between $9,000,000 and $11,500,000 for the total clean up and response costs at the Site.

The Company has been asked to participate in the Holliday Remediation Task Force (the Task Force), a group of potentially responsible parties for the Site. The Task Force currently has 40 active members and is negotiating participation by other potentially responsible parties. The parties who join the Task Force must agree to participate at one of five specified levels of contribution based on the Task Force's assessment of liability and to pay a portion of future response and remediation costs based on their specified level of contribution. The Company has agreed to join the Task Force and participate in the third contribution level. The Company estimates the remaining amount of financial contribution, including legal and consulting costs associated with the contingency, that may yet be required at the third highest contribution level at approximately $111,000.

At November 2, 1996 and October 28, 1995, other accrued expenses include a current liability of $111,000 and $125,000, respectively, relating to this contingency. As a result of this matter, the Company has requested copies of insurance policies that were in effect during the period the contamination allegedly took place. The Company plans to evaluate the coverage that existed during this period and determine whether a claim should be filed with the carrier. The Company's ability to obtain contribution from the insurance carrier is not ascertainable at this time.

It is the opinion of management, based on currently available information, that remaining costs to be incurred through participation in the Task Force are not likely to materially vary from the amount accrued at November 2, 1996.

             Latshaw Enterprises, Inc. and Subsidiaries

9.   Acquisitions

On September 1, 1995, the Company acquired I.H. Molding. I.H. Molding is primarily engaged in the manufacture, distribution and selling of injection molding products. The total purchase price of approximately $1,226,000 was financed with available cash drawn from Wescon's bank line of credit, the assumption of certain liabilities of the selling shareholders totaling $145,000, and the issuance of a five-year noncompete agreement between the former shareholders and certain employees of I.H. Molding and the Company. Under the terms of the noncompete agreement, the Company has agreed to make five annual payments to the former I.H. Molding shareholders and employees of $111,000 per year with the first installment paid at closing. The asset related to the noncompete payments of $555,000 is being amortized using the straight-line method over the term of the agreement.

On December 23, 1993, the Company acquired Coast Wire. Coast Wire is primarily engaged in the manufacture and supply of high performance specialty electrical wire and low noise cable for commercial electronic applications. The total purchase price of approximately $690,000 was financed with available cash drawn from Wescon's bank line of credit.

Both acquisitions have been accounted for using the purchase method of accounting, and the results of operations for both companies have been included in the respective year's accompanying consolidated financial statements since the date of acquisition. The cost of both acquisitions has been allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. No goodwill was recorded as a result of either acquisition.

10. Subsequent Events

In December 1996, the Company's shareholders approved an amendment to the Company's Certificate of Incorporation providing for a 1 for 50 reverse stock split and a change in par value of its common stock to $100 per share. Fractional shares resulting from the reverse stock split may be redeemed by the Company at $7.50 per share (on a pre-split basis). On December 14, 1996, the Board of Directors approved a 20 for 1 stock split and a change in par value of its common stock to $5 per share. This amendment to the Certificate of Incorporation will be submitted to a vote by the shareholders in April 1997. All share information in the accompanying consolidated financial statements has been adjusted to give retroactive effect to the 1 for 50 reverse stock split approved by the shareholders.

11.  Industry Information

The Company is a manufacturer and marketer of mechanical controls, cable devices, wire and screw machine parts, and precision injection molded and vacuum-formed plastic parts for use primarily by original equipment manufacturers. The Company also buys, or manufactures and markets, a limited number of consumer products for resale in the retail market.
Sales to one customer accounted for 11% and 12% of net sales in 1996 and 1995, respectively, and sales to two customers accounted for 24% of net sales in 1994.


            Latshaw Enterprises, Inc. and Subsidiaries

         Notes to Consolidated Financial Statements (continued)

12. Quarterly Financial Data (Unaudited)

                                First     Second     Third     Fourth
                               Quarter    Quarter   Quarter    Quarter
                               (In Thousands, Except Per Share Data)

Year ended November 2, 1996
Product sales                  $12,018    $11,367   $9,630     $11,392
Gross profit                     2,728      2,730    1,901       2,672
Net income                         487        594      167         691
Net income per share:
 Primary                         47.01      57.89    16.18       66.83
 Fully diluted                   25.83      31.15    10.04       35.81

Year ended October 28, 1995
Product sales                   11,072     11,682    8,374       9,974
Gross profit                     2,511      2,921    1,506       2,018
Net income (loss)                  473        761      (38)        133
Net income (loss) per share:
 Primary                         45.61      73.94    (3.69)      12.91
 Fully diluted                   25.02      39.31    (3.69)       8.41

The above quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for a fair presentation of the selected data for these interim periods presented have been included.

             Latshaw Enterprises, Inc. and Subsidiaries

                          Five-Year Summary

                         1996       1995        1994        1993       1992
                                (In Thousands, Except Per Share Data)
Summary of operations
Net sales               $44,407     $41,102     $38,732      $30,941   $26,366
Cost of sales            34,376      32,146      29,230       23,851    21,615
Gross profit             10,031       8,956       9,502        7,090     4,751

Selling, general
 and administrative
 expenses                 6,899       6,474       6,795        5,445     5,301
Interest expense            513         523         361          277       227
Interest income             (14)        (15)        (16)         (19)      (41)
Loss (gain) on sale
 of marketable equity
 securities                   -           -         997        2,587      (333)
Gain on sale of
 investment                (189)          -           -            -         -
Unrealized gain on
 marketable equity
 securities                   -           -        (712)      (3,168)      (30)
Other - net                (111)       (160)         13          (78)      (55)
Income (loss) before
 income taxes,
 extraordinary item
 and cumulative effects
 of changes in
 accounting principles    2,933       2,134       2,064        2,046      (318)

Income tax provision
 (benefit)                  994         805         871          175      (108)
Income (loss) before
 extraordinary item and
 cumulative effects of
 changes in accounting
 principles               1,939       1,329       1,193        1,871      (210)

Extraordinary item -
 tax benefit
 from utilization
 of capital loss
 carryforwards                -           -           -            -       124
Income (loss) before
 cumulative effects of
 changes in accounting
 principles               1,939       1,329       1,193        1,871       (86)

Cumulative effects of
 adopting new methods of
 accounting for income
 taxes and post-
 retirement benefits          -           -           -         (681)        -
Net income (loss)       $ 1,939       1,329     $ 1,193        1,190     $ (86)

                       Latshaw Enterprises, Inc. and Subsidiaries

                             Five-Year Summary (continued)


                       1996        1995        1994      1993      1992
                               (In Thousands, Except Per Share Data)
Common stock data
Net income (loss)
 per common and
 common equivalent
 share:
  Primary             $   187.92  $   128.80  $   115.62 $   116.63 $    (7.34)
  Fully diluted       $   102.43  $    72.72  $    64.38 $    65.11 $    (7.34)
Book value per share  $ 1,367.77  $ 1,154.40  $ 1,026.55 $   909.19 $   698.97

Weighted average
 common and common
 equivalent shares
 outstanding:
  Primary                 10,318      10,318      10,245     10,203     11,713
  Fully diluted           20,404      20,324      20,287     20,012     11,713

Balance sheet data
Current assets           $17,808     $16,818     $15,327    $13,011    $10,411
Property, plant and
equipment - net            7,377       7,075       6,411      5,843      4,680
Deferred income taxes          -           -           -          -        339
Noncompete agreement         426         537           -          -          -
Other assets                 220         218         226        212        201
                         $25,831     $24,648     $21,964    $19,066    $15,631

Current liabilities      $ 7,165     $ 7,827     $ 6,900    $ 5,379    $ 4,258
Long-term debt             2,717       2,774       2,827      2,775      1,764
Noncompete obligation        222         333           -          -          -
Pensions and deferred
 compensation              1,645       1,621       1,571      1,528      1,503
Postretirement benefit
 obligation                  243         266         288        327          -
Deferred income taxes        257         238         172         76          -
Shareholders' equity      13,582      11,589      10,206      8,981      8,106
                         $25,831     $24,648     $21,964    $19,066    $15,631

Working capital          $10,643     $ 8,991     $ 8,427    $ 7,632    $ 6,153